Exhibit 3.1

STRATEGIC STORAGE GROWTH TRUST, INC.

AMENDMENT NO. 1 TO AMENDED AND RESTATED BYLAWS

Approved by the board of directors on June 27, 2018

The amended and restated bylaws of Strategic Storage Growth Trust, Inc. are amended by insertion of the following provision after Article XIII thereof:

ARTICLE XIV

EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.